File No. 812-15399

As filed with the Securities and Exchange Commission on July 12, 2023

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

LAFAYETTE SQUARE USA, INC.; LAFAYETTE SQUARE PRIVATE FUND, LLC; LS BDC ADVISER, LLC

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,	Copies to:
notices and orders to:

David Kraut, Managing Director Lafayette Square (786) 396-9771 PO Box 25250, PMB 13941 Miami, FL 33102-5250

Thomas J. Friedmann
Dechert LLP
One International Place
100 Oliver St., 40th Floor
Boston, MA 02110
(617) 728-7120

Thomas.Friedmann@dechert.com

Jonathan H. Gaines

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

(212) 641-5600

jonathan.gaines@dechert.com

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: LAFAYETTE SQUARE USA, INC.; LAFAYETTE SQUARE PRIVATE FUND, LLC; LS BDC ADVISER, LLC	Application for an Order to amend a prior Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.	INTRODUCTION

A.	Requested Relief

The Applicants (as defined below) hereby request an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Lafayette Square USA, Inc. (formerly known as Lafayette Square Empire BDC, Inc.), et. al. (Investment Company Act of 1940, Release No. IC-34617, June 15, 2022) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 promulgated under the Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the Act.

The Prior Order allows a Regulated Entity (or any Wholly-Owned Investment Subsidiary of such Regulated Entity), on the one hand, and one or more other Regulated Entities (or any Wholly-Owned Investment Subsidiary of such Regulated Entities) and/or one or more Affiliated Funds, on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this application (the “Application”) for an amended order that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

B.	Applicants Seeking Relief:

•	Lafayette Square USA, Inc. (formerly known as Lafayette Square Empire BDC, Inc.) (the “LS BDC”), an entity that operates as a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the Act; and

•	Lafayette Square Private Fund, LLC (the “Private Fund”), an Affiliated Fund exempt from the definition of investment company pursuant to Section 3(c)(7) of the Act; and

•	LS BDC Adviser, LLC, the investment adviser to the LS BDC and the Private Fund (“LS Adviser” and, collectively with the LS BDC and the Private Fund, the “Applicants”).

C.	Defined Terms

Except as stated herein, defined terms used in this Application have the same meanings provided in the application for the Prior Order (the “Prior Application”).1

II.	APPLICANTS

A description of the Applicants is included in Schedule A to this Application.

III.	APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020, the Commission announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.2

1 Lafayette Square Empire BDC, Inc., et. al., File No. 812-15208, Amendment No. 3 to Application, filed April 8, 2022.

2 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [Act].”3 The Temporary Relief did not permit Follow-On Investments by Regulated Entities that were not already invested in the issuer.

The Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Entity, an additional investment in the same issuer in which the Regulated Entity is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Entity are currently invested; or (Y) an investment in an issuer in which at least one Regulated Entity is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

The Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

IV.	REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order to expressly authorize certain Affiliated Funds to participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, the Applicants believe that:

•	With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Entities’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

V.	REPRESENTATIONS AND CONDITIONS

The Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.4

3 Id. at 2.

4 Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Entities that are not already invested in the issuer.

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Lafayette Square

PO Box 25250, PMB 13941

Miami, FL 33102-5250

Applicants further state that all written or oral communications concerning this Application should be directed to:

Thomas J. Friedmann
Dechert LLP

One International Place

100 Oliver St., 40th Floor

Boston, MA 02110

(617) 728-7120

thomas.friedmann@dechert.com

and

Jonathan H. Gaines

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

(212) 641-5600

jonathan.gaines@dechert.com

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: July 12, 2023

LAFAYETTE SQUARE USA, INC.

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: President and Chief Executive Officer

LAFAYETTE SQUARE PRIVATE FUND, LLC

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: Authorized Signatory

LS BDC ADVISER, LLC

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: President and Chief Executive Officer

[Signature Page to Application]

Schedule A

A.	LS BDC

LS BDC is a Delaware corporation and structured as an externally managed, non-diversified, closed-end investment company that has elected to be regulated as a BDC under the Act.

LS BDC’s investment objective is to generate favorable risk-adjusted returns, including current income and capital appreciation, principally from directly originated investments in middle market businesses that are primarily domiciled, headquartered and/or have a significant operating presence in the United States. LS BDC intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of LS BDC is comprised of four directors, three of whom are Independent Directors of LS BDC.

B.	Private Fund

The Private Fund is a Delaware limited liability company exempt from the definition of investment company pursuant to Section 3(c)(7) of the Act.

The Private Fund’s investment objective is to generate favorable risk-adjusted returns, including current income and capital appreciation, principally from directly originated investments in middle market businesses that are primarily domiciled, headquartered and/or have a significant operating presence in the United States.

C.	LS Adviser

LS Adviser is a limited liability company organized under the laws of the state of Delaware. LS Adviser serves as the investment adviser to the LS BDC and is registered as an investment adviser under the Advisers Act.

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order to Amend a Prior Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

Dated: July 12, 2023

LAFAYETTE SQUARE USA, INC.

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: President and Chief Executive Officer

LAFAYETTE SQUARE PRIVATE FUND, LLC

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: Authorized Signatory

LS BDC ADVISER, LLC

By:	/s/ Damien Dwin
Name: Damien Dwin
Title: President and Chief Executive Officer

Exhibit B

Resolutions of the Board of Directors of Lafayette Square USA, Inc.

RESOLVED, that the inclusion of the Company along with LS BDC Adviser, LLC and certain of its affiliates in that application for co-investment exemptive relief under the Investment Company Act of 1940, as amended, be, and hereby is, ratified and approved in all respects.